FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2006	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
Mexico, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information	2006
Mexican Stock Exchange	FIRST-QUARTER RESULTS
Ticker: KOFL
		First quarter			First Quarter

NYSE (ADR)		2005	2004	Δ %	2006	2005
Ticker: KOF
	Total Revenues	12,765	11,828	7.9%	% of Tot. Rev.

	Gross Profit	6,123	5,696	7.5%	48.0%	48.2%

	Operating Income	1,936	1,794	7.9%	15.2%	15.2%

Ratio of KOF L to KOF = 10:1	Majority Net Income	909	721	26.1%	7.1%	6.1%

	EBITDA(1)	2,591	2,404	7.8%	20.3%	20.3%

	Net Debt (2)	17,425	18,194

	EBITDA (1) / Interest Expense	4.87	4.20

	Earnings per Share	0.49	0.39

	Average Shares Outstanding	1,846.5	1,846.5

	Expressed in million of Mexican pesos with purchasing power as of March 31, 2006, except for per share amount.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 11.
	(2) Figures for 2005 are as of December 31, 2005
	(3) Net Debt = Total Debt - Cash

	Total revenues increased 7.9% to Ps. 12,765 million in the first quarter of 2006, mainly driven by growth in Mexico and Brazil.
For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Julieta Naranjo
julieta.naranjo@kof.com.mx
(5255) 5081-5148

Oscar Garcia
oscar.garcia@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

	Consolidated operating income grew 7.9% to Ps. 1,936 million, remaining stable as a percentage of total revenues at 15.2% in the first quarter of 2006.

    Consolidated majority net income increased 26.1% to Ps. 909 million, mainly due to a one-time charge to income in 2005, resulting in earnings per share of Ps. 0.49 for the first quarter of 2006. Excluding this one-time charge, majority net income would have increased by 7.8%.

Mexico City (April 27, 2006), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) ("Coca-Cola FEMSA" or the "Company"), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the first quarter 2006.

“Our first-quarter performance reflected the overall strength of our business model. For the quarter, we achieved carbonated soft drink growth in all of our market territories thanks to our robust portfolio of products and packages, sophisticated multi-segmentation strategy, and disciplined market execution. Importantly, we believe our positive performance is increasingly reflected in the market value of our company,” said Carlos Salazar, Chief Executive Officer of the Company.

April 27, 2006	Page 1

Consolidated Results

CONSOLIDATED RESULTS

Our consolidated revenues increased 7.9% to Ps. 12,765 million in the first quarter of 2006 as a result of increases in all of our territories with the exception of Argentina. Over 80% of our revenues growth came from Mexico and Brazil. Consolidated average price per unit excluding beer increased slightly to Ps. 26.90 in the first quarter of 2006 as compared to Ps. 26.79 the same period of the previous year, driven by average price per unit increases in Colombia, Venezuela and Brazil

Total sales volume excluding beer grew 6.4% to 466.0 million unit cases in the first quarter of 2006 as compared to the same period of 2005, mainly driven by sales volume growth in Mexico and Brazil. Carbonated soft drinks (CSD) sales volume grew 5.4% to 394.2 million unit cases, driven by incremental volume across all our territories.

Our gross profit rose 7.5% to Ps. 6,123 million in the first quarter of 2006, as compared with the same period of 2005; Mexico and Brazil represented the majority of our growth. Gross margin declined slightly to 48.0% in the first quarter of 2006 from 48.2% in the same period of 2005, due to cost pressures in all of our territories with the exception of Mexico and Argentina.

Our consolidated operating income rose 7.9% to Ps. 1,936 million in the first quarter of 2006, driven by operating income growth in Mexico, Brazil and Colombia. Our operating margin remained stable at 15.2% in the first quarter of 2006 as compared with the same period of 2005.

During the first quarter of 2006, our integral cost of financing increased to Ps. 479 million from Ps. 304 million in the same period of 2005, mainly driven by foreign exchange loss resulting from the depreciation of the Mexican peso against the U.S. dollar as applied to our US dollar net liability position.

During the first quarter of 2006, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 36.0%, a decrease of 920 basis points compared with the same period of the previous year. The effective tax rate in 2005 was affected by a one-time payment in Mexico due to a revision made by the tax authorities of payments made during 2004 in connection with a change of criteria that required coolers to be treated as fixed assets with finite useful lives.

Our consolidated majority net income was Ps. 909 million in the first quarter of 2006, an increase of 26.1% compared to the same period of 2005, mainly due to the above mentioned one-time tax charge to income during 2005. Earnings per share (“EPS”) were Ps. 0.49 (US$ 0.45 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares). Excluding the one-time payment in the amount of Ps. 122 million related to a change of criteria that required that coolers be treated as fixed assets with finite useful lives during 2005, net income would have increased by 7.8% .

April 27, 2006	Page 2

Balance Sheet and Consolidated Statement of Changes in Financial Position

BALANCE SHEET

As of March 31, 2006, Coca-Cola FEMSA had a cash balance of Ps. 3,007 million (US$ 276 million), an increase of Ps. 896 million (US$ 82 million) compared with December 31, 2005, as a result of cash flow generated by operations during the quarter. Total short-term debt was Ps. 4,658 million (US$ 427 million) and long-term debt was Ps. 15,774 million (US$ 1,447 million). Gross debt remained stable during the quarter.

The weighted average cost of debt for the quarter was 8.94% . The following chart sets forth the Company’s debt profile by currency and interest rate type as of March 31, 2006:

Currency	% Total Debt(2)	% Interest Rate
		Floating(2)

Mexican pesos	59%	0%
U.S. dollars	30%	11%
Colombian pesos	8%	23%
Other (1)	3%	23%

(1) Includes the equivalent of US$ 39.0 million denominated in Venezuelan bolivares, and US$ 25.4 million denominated in Argentine pesos.
(2) After giving effect to cross-currency swaps.

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos and U.S. dollars as of March 31, 2006

	Jan - Mar. 2006
	Ps.	USD

Net income	945	87
Non cash charges to net income	725	67

	1,670	154

Change in working capital	527	48

NRGOA(1)	2,197	202

Total investments	(420)	(39)
Dividends declared	(694)	(64)
Debt	141	13
Other financial transactions	61	6
Deferred taxes and others	(389)	(36)

Increase in cash and cash equivalents	896	82

Cash and cash equivalents at begining of period	2,111	194
Cash and cash equivalents at end of period	3,007	276

(1) Net Resources Generated by Operating Activities

April 27, 2006	Page 3

Mexican Operating Results

MEXICAN OPERATING RESULTS

Revenues

Total revenues from our Mexican territories increased 7.1% to Ps. 6,769 million in the first quarter of 2006, as compared with the same period of the previous year, driven by sales volume growth. Average price per unit case declined 1.0% to Ps. 27.34 (US$ 2.51) during the first quarter of 2006, driven by strong volume growth from jug water and Mundet and Fanta Multi-flavors, which carry a lower price per unit case. Excluding Ciel water volume in 5.0, 19.0 and 20.0 -liter packaging presentations, our average price per unit case was Ps. 31.65 (US$ 2.90), a decrease of 0.7% in the first quarter of 2006, as compared to the same period of 2005.

Total sales volume increased 8.0% to 246.0 million unit cases in the first quarter of 2006, as compared with the first quarter of 2005. The increases in carbonated soft drinks and jug water sales volume represented over 70% and nearly 20% of our incremental sales volume, respectively. Carbonated soft drinks sales volume grew 7.2% compared with the same period of the previous year, the Coca-Cola brand represented approximately 60% of this growth and Mundet and Fanta Multiflavors accounted for the majority of the balance. Excluding non-flavored bottled water, the non-carbonated beverage segment grew 58.3% in the first quarter of 2006 from a low base of comparison in 2005, mainly driven by volume growth of Ciel Aquarius our no calorie flavored water brand.

Operating Income

Our gross profit grew 9.6% to Ps. 3,591 million in the first quarter of 2006, as compared with the same period of 2005, resulting in a 120 basis-point gross margin expansion to 53.0% . This improvement was driven by lower polyethylene terephtalate (PET) resin costs in U.S. dollars, lower sweetener costs and the appreciation of the Mexican peso year over year as applied to our U.S. dollar-denominated costs.

Our operating expenses per unit case remained stable, and operating expenses as a percentage of total revenues increased 20 basis points to 34.1% in the first quarter of 2006, from 33.9% in the same period of 2005. Depreciation and amortization expenses increased to Ps. 404 million, reflecting a higher ongoing level of depreciation expenses from the introduction of coolers in the market towards the end of last year. Operating income increased 13.5% to Ps. 1,284 million in the first quarter of 2006, resulting in margin expansion of 110 basis points to 19.0% in the quarter.

April 27, 2006	Page 4

Central American and Colombian Operating Results

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues increased 5.9% to Ps. 918 million in the first quarter of 2006, as compared to the same period of 2005, mainly driven by sales volume growth. Average price per unit case declined 1.9% to Ps. 32.55 (US$ 2.99), as a result of a more competitive environment.

Total sales volume in our Central American territories increased 6.9% to 27.9 million unit cases in the first quarter of 2006, as compared with the same period of 2005. Volume increases in carbonated soft drinks accounted for approximately 50.0% of this growth, mainly driven by strong volume growth from our flavored carbonated soft drinks in the majority of our territories.

Operating Income

In spite of higher sugar prices and higher packaging costs driven by a packaging mix shift towards non-returnable presentations, which represented 64.2% of our total sales volume in the first quarter of 2006 as compared to 54.4% in the same period of 2005, our gross profit rose 1.3% to Ps. 425 million in the first quarter of 2006, compared to the same period of the previous year. This increase was a result of operating leverage due to higher revenues.

Our operating expenses declined as a percentage of total revenues from 35.1% in the first quarter of 2005 to 33.8% in the same period of 2006, driven by higher fixed cost absorption. However, our operating income remained stable at Ps. 115 million in the first quarter of 2006, resulting in an operating margin of 12.5%

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 2.6% to Ps. 1,160 million in the first quarter of 2006, as compared with the first quarter of 2005, mainly as a result of average price per unit case growth. Average price per unit case increased 2.8% to Ps. 27.55 (US$ 2.53) mainly driven by price increases implemented during the second half of 2005.

Despite higher prices per unit case, our total sales volume remained stable in the first quarter of 2006 at 42.1 million unit cases, as compared with the same period of the previous year. The slight increase in carbonated soft drinks, driven by the Coca-Cola brand, partially offset sales volume decline in our non-carbonated beverage segment.

Operating Income

Gross profit increased 2.2% to Ps. 516 million in the first quarter of 2006, as compared with the same period of the previous year, resulting in a gross margin of 44.5% . Our gross margin remained relatively stable, in spite of higher sugar prices and higher packaging costs resulting from a mix shift towards non-returnable presentations, which accounted for 49.0% of our total sales volume in the first quarter of 2006, as compared to 44.1% in the same period of the previous year.

Our operating expenses remained stable-and, as a percentage of total sales, declined 100 basis points to 34.8% -in the first quarter of 2006, driven by lower freight costs and a reduction in breakage expenses. Our operating income increased 11.4% to Ps. 112 million, resulting in a margin expansion of 80 basis points from 8.9% in the first quarter of 2005 to 9.7% in the same period of 2006.

April 27, 2006	Page 5

Venezuelan and Argentine Operating Results

VENEZUELAN OPERATING RESULTS

Revenues

Revenues from our Venezuelan operations increased 8.2% to Ps. 1,287 million in the first quarter of 2006, as compared with the same period of 2005. The average price per unit case increase represented over 75% of the revenue growth. Our average price per unit case increased 6.4% to Ps. 31.29 (US$ 2.87), mainly driven by price increases implemented during the quarter and the second half of last year and a packaging mix shift towards single-serve presentations.

Total sales volume increased 1.5% to 41.0 million unit cases during the first quarter of 2006, as compared with the same quarter of 2005, mainly driven by an increase in carbonated soft drinks, which accounted for over 60% of incremental sales volume. Growth in the non-carbonated beverage segment, excluding non-flavored bottled water represented the majority of the balance.

Operating Income

Gross profit remained stable at Ps. 495 million in the first quarter of 2006, as compared with the same period of the previous year. As a percentage of sales, our gross margin decreased to 38.4% in the first quarter of 2006 from 41.7% in the same period of 2005. This decline was a result of higher raw material prices and higher packaging costs as a result of a shift in packaging mix towards non-returnable presentations, which grew as a percentage of our total sales volume to 76.1% in the first quarter of 2006 from 72.3% in the same period of 2005.

Operating expenses increased 13.7% to Ps. 481 million in the first quarter of 2006, driven by salary increases implemented during the last twelve months combined with higher freight and maintenance expenses. Operating income was Ps. 14 million during the first quarter of 2006, resulting in an operating margin of 1.1% .

ARGENTINE OPERATING RESULTS

Revenues

In the first quarter of 2006, our total revenues declined by 3.1% to Ps. 748 million, as compared with the same period of 2005. Price increases implemented in 2005 partially offset last twelve months inflation, resulting in an average price per unit case decrease of 4.3% to Ps. 17.90 (US$ 1.64) .

Total volume increased by 4.8% to 41.2 million unit cases, mainly driven by sales volume increases from the Coca-Cola brand and our non-carbonated beverage segment. Carbonated soft drinks increased 4.2% mainly driven by the Coca-Cola brand and our core flavored carbonated soft drinks. The non-carbonated beverage segment posted strong volume growth of 30.0%, driven by the Cepita and Dasani brands.

Operating Income

Our gross profit grew slightly to Ps. 298 million, as compared with the first quarter of 2005. Gross margin improved as a percentage of total revenues from 38.3% in the first quarter of 2005 to 39.8% in the same period of 2006, mainly as a result of lower raw material costs.

Operating expenses increased 17.4% mainly due to salary and industry-wide freight costs increases, in the first quarter of 2006, as compared with the same quarter of 2005. Operating income was Ps. 103 million in the first quarter of 2006, resulting in an operating margin of 13.8% .

April 27, 2006	Page 6

Brazilian Operating Results

BRAZILIAN OPERATING RESULTS

In January 2006, FEMSA Cerveza acquired an indirect controlling stake in Cervejarias Kaiser Brasil S.A. or Cervejarias Kaiser. As of February 2006, Coca-Cola FEMSA has subsequently agreed to continue to distribute the Kaiser beer portfolio and to assume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beer sales volume will not be included in our sales volume for the 2006 period, although revenues and costs will be recorded in our income statement. In 2005, we did not include beer that we distributed in Brazil in our sales volumes and net sales. Instead, the amount we received for distributing beer in Brazil is included in other revenues.

Revenues

Net revenues increased 24.8% to Ps. 1,901 million in the first quarter of 2006 as compared to the same period of 2005. Excluding beer, net revenues increased 13.2% to Ps. 1,724 million in the first quarter of 2006, as compared with the same period of 2005, with volume growth accounting for approximately 70% of this growth. Excluding beer, average price per unit case increased 3.7% to Ps. 25.42 (US$ 2.33) during the first quarter of 2006, driven by price increases in connection with our multisegmentation initiatives implemented during the fourth quarter of last year and a packaging shift mix towards single serve presentations, which carry higher average price per unit case. Total revenues from beer were Ps. 177 million.

Sales volume, excluding beer, increased 9.2% to 67.8 million unit cases in the first quarter of 2006. The increase included a 7.2% growth in carbonated soft drinks, mainly driven by the Coca-Cola brand in returnable presentations, which accounted for over 50% of our incremental volume and the premium low calorie carbonated soft drinks segment and bottled water represented the majority of the balance.

Operating Income

In the first quarter of 2006, our gross profit increased 14.8% to Ps. 827 million, as compared with the same period of the previous year, in spite of the increasing pressures on sugar prices that were offset by the appreciation of the Brazilian real year over year as applied to our U.S. dollar-denominated costs and manufacturing efficiencies. Gross margin decreased from 46.0% to 43.2%, a margin reduction of 280 basis points in the first quarter of 2006, as compared to the same period of 2005 mainly driven by higher revenues as a result of the inclusion of beer revenues in our financial statement in 2006, as mentioned above.

Our operating expenses as a percentage of total revenues decreased by 320 basis points in the first quarter of 2006 as compared to the same period of 2005 to 27.1%, despite additional expenses incurred this quarter in connection with the selling function of beer. Operating income was Ps. 309 million in the first quarter of 2006, an increase of 26.1%, resulting in a margin expansion of 50 basis points to 16.1% .

April 27, 2006	Page 7

Recent Developments, Conference Call Information and Disclaimer

RECENT DEVELOPMENTS
  On March 8, 2006, we held our Annual General Ordinary Shareholders Meeting at which shareholders approved the annual report presented by the Board of Directors, the consolidated financial statements for the year ended December 31, 2005, the composition of the Board of Directors for 2006, and the declaration of the dividend for fiscal year 2005 in the amount of Ps. 694.3 million. The dividend will be paid on June 15, 2006 in the amount of Ps. 0.3760 for each ordinary share

  In addition, on the same date we held a Special Shareholders Meeting at which Series “L” shareholders approved the non- cancellation of 98,684,857 Series “L” shares issued by resolution of the General Extraordinary Meeting carried out on December 20, 2002, thereby making these shares available to our Board of Directors. These shares were not subscribed by the Series “L” holders in the exercise of their pre-emptive rights at the price set by the General Extraordinary Meeting of US$ 2.216 per share.

CONFERENCE CALL INFORMATION

Our first-quarter 2006 Conference Call will be held on: April 27, 2006, 3:30 P.M. Eastern Time (2:30 P.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 and International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through May 5, 2006. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

Coca-Cola FEMSA, S.A. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP). All figures are expressed in constant Mexican pesos with purchasing power at March 31, 2006. For comparison purposes, 2005 and 2006 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate at the end of the period. In addition, all comparisons in this report for the first quarter of 2006, which ended on March 31, 2006, are made against the figures for the comparable period in 2005, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at March 31, 2006, which exchange rate was Ps. 10.90 to $1.00.

(7 pages of tables to follow)

April 27, 2006	Page 8

Consolidated Balance Sheet

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of March 31, 2006

Assets		Mar 06		Dec 05

Current Assets
Cash and cash equivalents	Ps.	3,007	Ps.	2,111
Total accounts receivable		1,978		2,637
Inventories		2,331		2,232
Prepaid expenses and other		943		819

Total current assets		8,259		7,799

Property, plant and equipment
Property, plant and equipment		32,047		32,157
Accumulated depreciation		-14,339		-14,191
Bottles and cases		1,096		1,082

Total property, plant and equipment, net		18,804		19,048

Investment in shares and other		480		471
Deferred charges, net		1,255		1,352
Intangibles		40,252		39,855

Total Assets	Ps.	69,050	Ps.	68,525

Liabilities and Stockholders' Equity		Mar 06		Dec 05

Current Liabilities
Short-term bank loans and notes	Ps.	4,658	Ps.	4,492
Interest payable		394		329
Suppliers		4,387		4,749
Other current liabilities		3,372		2,858

Total Current Liabilities		12,811		12,428

Long-term bank loans		15,774		15,814
Pension plan and seniority premium		796		798
Other liabilities		3,851		4,097

Total Liabilities		33,232		33,137

Stockholders' Equity
Minority interest		1,111		1,016
Majority interest:
Capital stock		2,912		2,912
Additional paid in capital		12,460		12,460
Retained earnings of prior years		21,837		18,536
Net income for the period		909		3,984
Cumulative results of holding non-monetary assets		-3,411		-3,520

Total majority interest		34,707		34,372

Total stockholders' equity		35,818		35,388

Total Liabilities and Equity	Ps.	69,050	Ps.	68,525

April 27, 2006	Page 9

Consolidated Income Statement

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2006

	1Q 06	% Rev	1Q 05	% Rev	Δ %

Sales Volume (million unit cases)	466.0		437.8		6.4%
Average price per unit case	26.90		26.79		0.4%

Net revenues	12,714		11,730		8.4%
Other operating revenues	51		98		-48.3%

Total revenues	12,765	100%	11,828	100%	7.9%
Cost of sales	6,642	52.0%	6,132	51.8%	8.3%

Gross profit	6,123	48.0%	5,696	48.2%	7.5%

Operating expenses	4,187	32.8%	3,902	33.0%	7.3%

Operating income	1,936	15.2%	1,794	15.2%	7.9%

Interest expense	532		572		-7.0%
Interest income	73		65		12.0%
Interest expense, net	459		507		-9.5%
Foreign exchange loss (gain)	186		(15)		N.A.
Loss (gain) on monetary position	(166)		(188)		-11.7%

Integral cost of financing	479		304		57.5%
Other (income) expenses, net	(19)		130		N.A.

Income before taxes	1,476		1,360		8.5%
Taxes	531		615		-13.7%

Consolidated net income	945		745		26.8%

Majority net income	909	7.1%	721	6.1%	26.1%

Minority net income	36		24		49.0%

Operating income	1,936	15.2%	1,794	15.2%	7.9%
Depreciation	351		322		8.8%
Amortization and Other non-cash charges (2)	304		288		5.9%

EBITDA (3)	2,591	20.3%	2,404	20.3%	7.8%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

April 27, 2006	Page 10

Mexican and Central American operations

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2006

	1Q 06	% Rev	1Q 05	% Rev	Δ %

Sales Volume (million unit cases)	246.0		227.7		8.0%
Average price per unit case	27.34		27.61		-1.0%

Net revenues	6,726		6,287		7.0%
Other operating revenues	43		35		24.0%

Total revenues	6,769	100.0%	6,322	100.0%	7.1%
Cost of sales	3,178	47.0%	3,045	48.2%	4.4%

Gross profit	3,591	53.0%	3,277	51.8%	9.6%

Operating expenses	2,307	34.1%	2,146	33.9%	7.5%

Operating income	1,284	19.0%	1,131	17.9%	13.5%
Depreciation, Amortization & Other non-cash charges (2)	404	6.0%	345	5.5%	17.0%

EBITDA (3)	1,688	24.9%	1,476	23.4%	14.3%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2006

	1Q 06	% Rev	1Q 05	% Rev	Δ %

Sales Volume (million unit cases)	27.9		26.1		6.9%
Average price per unit case	32.55		33.18		-1.9%

Net revenues	908		866		4.8%
Other operating revenues	10		0		N.A.

Total revenues	918	100.0%	866	100.0%	5.9%
Cost of sales	493	53.7%	447	51.6%	10.2%

Gross profit	425	46.3%	419	48.4%	1.3%

Operating expenses	310	33.8%	304	35.1%	2.0%

Operating income	115	12.5%	115	13.3%	-0.5%
Depreciation, Amortization & Other non-cash charges (2)	53	5.8%	57	6.6%	-7.1%

EBITDA (3)	168	18.3%	172	19.9%	-2.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

April 27, 2006	Page 11

Colombian and Venezuelan operations

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2006

	1Q 06	% Rev	1Q 05	% Rev	Δ %

Sales Volume (million unit cases)	42.1		42.2		-0.2%
Average price per unit case	27.55		26.79		2.8%

Net revenues	1,160		1,131		2.6%
Other operating revenues	-		-		N.A.

Total revenues	1,160	100.0%	1,131	100.0%	2.6%
Cost of sales	644	55.6%	626	55.3%	3.0%

Gross profit	516	44.5%	505	44.7%	2.2%

Operating expenses	404	34.8%	404	35.8%	-0.1%

Operating income	112	9.7%	101	8.9%	11.4%
Depreciation, Amortization & Other non-cash charges (2)	70	6.1%	74	6.6%	-5.1%

EBITDA (3)	183	15.7%	175	15.5%	4.4%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2006

	1Q 06	% Rev	1Q 05	% Rev	Δ %

Sales Volume (million unit cases)	41.0		40.4		1.5%
Average price per unit case	31.29		29.42		6.4%

Net revenues	1,283		1,189		7.9%
Other operating revenues	4		1		N.A.

Total revenues	1,287	100.0%	1,190	100.0%	8.2%
Cost of sales	792	61.6%	694	58.3%	14.2%

Gross profit	495	38.4%	496	41.7%	-0.3%

Operating expenses	481	37.4%	423	35.5%	13.7%

Operating income	14	1.1%	73	6.2%	-81.1%
Depreciation, Amortization & Other non-cash charges (2)	66	5.2%	60	5.0%	11.4%

EBITDA (3)	80	6.2%	133	11.2%	-39.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

April 27, 2006	Page 12

Argentine and Brazilian operations

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2006

	1Q 06	% Rev	1Q 05	% Rev	Δ %

Sales Volume (million unit cases)	41.2		39.3		4.8%
Average price per unit case	17.90		18.71		-4.3%

Net revenues	737		735		0.3%
Other operating revenues	11		37		N.A.

Total revenues	748	100.0%	772	100.0%	-3.1%
Cost of sales	450	60.2%	477	61.7%	-5.5%

Gross profit	298	39.8%	295	38.3%	0.9%

Operating expenses	195	26.0%	166	21.5%	17.4%

Operating income	103	13.8%	129	16.8%	-20.2%
Depreciation, Amortization & Other non-cash charges (2)	38	5.1%	34	4.4%	13.0%

EBITDA (3)	141	18.9%	163	21.1%	-13.3%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2006

	1Q 06 (2)	% Rev	1Q 05 (3)	% Rev	Δ %

Sales Volume (million unit cases)	67.8		62.1		9.2%
Average price per unit case	25.42		24.52		3.7%

Net revenues	1,901		1,523		24.8%
Other operating revenues	13		43		-69.8%

Total revenues	1,914	100.0%	1,566	100.0%	22.2%
Cost of sales	1,087	56.8%	846	54.0%	28.5%

Gross profit	827	43.2%	720	46.0%	14.8%

Operating expenses	518	27.1%	475	30.3%	9.1%

Operating income	309	16.1%	245	15.6%	26.1%
Depreciation, Amortization & Other non-cash charges (4)	41	2.1%	40	2.6%	1.8%

EBITDA (5)	350	18.3%	285	18.2%	22.7%

(1) Except volume and average price per unit case figures.
(2) Includes beer results except in sales volume and average price per unit case.
(3) Excludes beer results except in other operating revenues, where net proceeds from beer are recorded.
(4) Includes returnable bottle breakage expense.
(5) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

April 27, 2006	Page 13

Selected Information

For the three months ended March 31, 2006

Expressed in million of Mexican pesos as of March 31, 2006

	1Q 05		1Q 06

Capex	195.0	Capex	420.5

Depreciation	322.4	Depreciation	350.7

Amortization & Other non-cash charges	287.3	Amortization & Other non-cash charges	304.6

VOLUME
Expressed in million unit cases

	1Q 05				1Q 06

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	182.3	44.3	1.2	227.8	195.5	48.6	1.9	246.0
Central America	24.5	1.2	0.4	26.1	25.4	1.3	1.2	27.9
Colombia	36.7	5.4	0.1	42.2	36.8	5.3	0.0	42.1
Venezuela	35.0	3.5	1.9	40.4	35.4	3.5	2.1	41.0
Argentina	38.3	0.5	0.5	39.3	39.9	0.6	0.7	41.2
Brazil	57.1	4.5	0.5	62.1	61.2	5.9	0.7	67.8

Total	373.9	59.4	4.6	437.9	394.2	65.2	6.6	466.0

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	1Q 05				1Q 06

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	27.9	56.1	1.3	14.7	26.2	57.5	1.2	15.1
Central America	45.6	51.0	3.4	-	35.8	60.6	3.6	-
Colombia	49.3	41.0	3.1	6.6	45.0	45.7	3.3	6.0
Venezuela	24.8	69.6	2.7	2.9	21.2	72.5	3.6	2.7
Argentina	26.9	70.1	3.0	-	26.5	70.4	3.1	-
Brazil	6.3	90.5	3.2	-	10.0	86.6	3.4	-

April 27, 2006	Page 14

Macroeconomic Information

	Inflation		Foreign Exchange Rate (local currency) per U.S. dollar
	LTM 06	1Q 06	Mar-06	Mar-05	Dec 05

Mexico	3.41%	1.59%	10.9510	11.1710	10.7109
Colombia	4.11%	0.45%	2,289.9800	2,376.4800	2,284.2200
Venezuela	12.15%	2.50%	2,150.0000	2,150.0000	2,150.0000
Argentina	11.68%	3.22%	3.0820	2.9200	3.0320
Brazil	4.51%	1.51%	2.1724	2.6662	2.3407

April 27, 2006	Page 15

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: April 27, 2006	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer